UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

CuriosityStream Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23130Q107

(CUSIP Number)

John Hendricks

Hendricks Factual Media LLC

8484 Georgia Ave.

Suite 700

Silver Spring, MD 20910

(301) 755-2050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23130Q107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hendricks Factual Media LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,339,232
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,339,232
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,339,232
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 23130Q107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Hendricks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,989,232
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,989,232
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,989,232
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 23130Q107	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of CuriosityStream Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8484 Georgia Ave., Suite 700, Silver Spring, Maryland 20910.

Item 2. Identity and Background.

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

●	Hendricks Factual Media LLC, a Delaware limited liability company (“HFM”); and

●	John Hendricks, a United States citizen. The principal business address of each of the Reporting Persons is 8484 Georgia Ave., Suite 700, Silver Spring, Maryland 20910.

(c) The principal business of HFM is investing in securities. The principal occupation of Mr. Hendricks is serving as a manager of HFM.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source or Amount of Funds or Other Consideration.

 The securities reported herein as beneficially owned by HFM were acquired pursuant to an Agreement and Plan of Merger, dated August 10, 2020, as amended from time to time (the “Merger Agreement”), by and among CuriosityStream Inc. (“Legacy CuriosityStream”), Software Acquisition Group Inc., HFM and CS Merger Sub Inc. (“Merger Sub”), pursuant to which Merger Sub merged with and into Legacy CuriosityStream (the “Merger”), with Legacy CuriosityStream surviving the merger as a wholly owned subsidiary of Software Acquisition Group Inc. (which subsequently changed its name to CuriosityStream Inc.). The Merger closed on October 14, 2020 (the “Closing”). Pursuant to the terms of the Merger Agreement, the equityholders of Legacy CuriosityStream prior to the Closing received 0.62622713 shares of Common Stock for each share of Legacy CuriosityStream common stock held by them immediately prior to the Closing and 1.202259922 shares of Common Stock for each share of Legacy CuriosityStream preferred stock held by them immediately prior to the Closing.

In the Merger, HFM received 20,339,232 shares of Common Stock.

The description of the Merger Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

CUSIP No. 23130Q107	13D	Page 5 of 7 Pages

Additionally, upon the closing of the Merger, on October 14, 2020, John Hendricks purchased 650,000 shares of Common Stock from the Issuer at a price of $10.00 per share pursuant to the terms of a PIPE Subscription Agreement entered into by Mr. Hendricks and the Issuer in connection with the Merger. The payment of the purchase price described above by Mr. Hendricks was funded by his own capital.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer (the “Board”) with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Any such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the other agreements described herein, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s members, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms of the other agreements described herein, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 37,952,325 shares of Common Stock outstanding as of October 14, 2020, based on information provided by the Issuer.

As of the date hereof, HFM directly holds 20,339,232 shares of Common Stock, and is controlled by its manager, John Hendricks. As of the date hereof, John Hendricks directly holds 650,000 shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

CUSIP No. 23130Q107	13D	Page 6 of 7 Pages

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investor Rights Agreement

On October 14, 2020, HFM and Mr. Hendricks entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer, Legacy CuriosityStream, Software Acquisition Holdings LLC, a Delaware limited liability company (“Sponsor”), certain stockholders of the Issuer and other parties thereto.

Pursuant to the terms of the Investor Rights Agreement, Issuer shall provide HFM, Mr. Hendricks and other investors identified therein with “demand” registration rights and “piggyback” registration rights.

Pursuant to the terms of the Investor Rights Agreement, HFM, Mr. Hendricks and other investors identified therein are required to vote in favor of the election or appointment of Sponsor’s designees to the Board of the Issuer, and HFM and Mr. Hendricks agreed, for one hundred and eighty (180) days following the date thereof (the “Initial Lock-Up Period”), that it will not directly or indirectly sell, transfer, pledge, hypothecate, encumber, assign or otherwise dispose of (“Transfer”) any Common Stock held by it; provided that any shares of Common Stock acquired in connection with a Primary PIPE Investment (as defined in the Merger Agreement) shall not be subject to the Initial Lock-Up Period.

PIPE Subscription Agreement

On August 10, 2020, Mr. Hendricks entered into a PIPE Subscription Agreement (the “PIPE Subscription Agreement”) with the Issuer and Legacy CuriosityStream.

Pursuant to the terms of the PIPE Subscription Agreement, Mr. Hendricks irrevocably subscribed for and agreed to purchase from the Issuer 650,000 shares of Common Stock for a purchase price of $10.00 per share on the terms provided for therein.

Pursuant to the terms of the PIPE Subscription Agreement, the Issuer is required to file with the Securities and Exchange Commission (the “Commission”), no later than 45 days after the consummation of the Merger, a shelf registration statement providing for the resale of all registrable securities of the Issuer issued to investors pursuant to the PIPE transaction.

The description of the Investor Rights Agreement and the PIPE Subscription Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger, dated as of August 10, 2020, by and among the Issuer, CS Merger Sub Inc., CuriosityStream Operating Inc. and Hendricks Factual Media LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 11, 2020, and incorporated herein by reference).

Exhibit B	Investor Rights Agreement, dated October 14, 2020, by and among the Issuer, CuriosityStream Operating Inc., Hendricks Factual Media LLC, Software Acquisition Holdings LLC and the officers and directors of CuriosityStream Operating Inc. party thereto (filed as Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 14, 2020, and incorporated herein by reference).

Exhibit C	Form of Subscription Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 11, 2020, and incorporated herein by reference).

CUSIP No. 23130Q107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENDRICKS FACTUAL MEDIA LLC

/s/ John Hendricks Insert Name

Manager Insert Title

October 22, 2020 Insert Date